fExhibit 99.1

AZURE POWER GLOBAL LIMITED

COMPANY NO: 127946 C1/GBL

NOTICE OF ANNUAL MEETING

TIME:	03:00 PM (India Standard time)
DATE:	September 27, 2019
PLACE:	3rd Floor, Asset 301-304, WorldMark 3, Aerocity, New Delhi 110037, Republic of India

This Notice of Annual Meeting should be read in its entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

Should you wish to discuss the matters in this Notice of Annual Meeting, please do not hesitate to contact the Company Secretary on +230 454 3200.

CONTENTS

1.	Notice of Annual Meeting (setting out proposed resolutions)
2.	Explanatory Statement (explaining the proposed resolutions)

NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN that an Annual Meeting of Azure Power Global Limited (the “Company”) will be held at 3rd Floor, Asset 301-304, WorldMark 3, Aerocity, New Delhi 110037, Republic of India, at 03:00 PM (India Standard Time) on September 27, 2019.

The Explanatory Statement to this Notice of Annual Meeting provides additional information on matters to be considered at the Annual General Meeting. The Explanatory Statement and the proxy form are part of this Notice of Annual Meeting.

AGENDA

1.	ORDINARY BUSINESS
1.1

To adopt the Annual Report of the Company along with the Report of the Board of Directors and the Report of the Auditors on the Financial Statements and the Form 20-F filed with SEC for the year ended March 31, 2019, and if thought fit, to pass the following resolution:

1.1.1	“RESOLVED THAT the Annual Report of the Company for the year ended March 31, 2019, together with the Report of the Board of Director and the Report of the Auditor and the Form 20-F be adopted.”
1.2	To consider the re-appointment of the auditor of the Company and fix their remuneration, and in this regard, to consider and if though fit, to pass the following resolution as an ordinary resolution.
1.2.1

“RESOLVED THAT the appointment of Ernst & Young (“EY Mauritius”) of 9th Floor Nexteracom Tower 1, Cybercity, Ebene, Mauritius as the independent auditor of the Company for the fiscal year ending March 31, 2020, be and is hereby approved; and that the Company’s Board of Directors be and is hereby authorized to fix such independent auditor’s remuneration.”

1.3	To consider and, if thought fit, pass the following resolution as an ordinary resolution:
1.3.1	“RESOLVED THAT Mr. Sanjeev Aggarwal be and is hereby re-elected as a director on the Company’s Board of Directors.”
1.4	To consider and, if thought fit, pass the following resolution as an ordinary resolution:
1.4.1	“RESOLVED THAT Mr. Rajendra Prasad Singh be and is hereby re-elected as a director on the Company’s Board of Directors.”
1.5	To consider and, if thought fit, pass the following resolution as an ordinary resolution:
1.5.1	“RESOLVED THAT Mr. Harkanwal Singh Wadhwa be and is hereby re-elected as a director on the Company’s Board of Directors”.
1.6	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.
2.	RECORD DATE

The Board of Directors of the Company has fixed the close of business on September 6, 2019 (Eastern Standard Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Annual Meeting or any adjournment thereof.

3.	HOW TO VOTE

If you are a holder of our equity shares on the Record Date, you are cordially invited to attend the Annual General in person. The business at the Annual Meeting affects your shareholding and your vote is important.

3.1.1	Voting in person

To vote in person, attend the Annual Meeting on the date and at the place set out above. Any shareholder who attends the meeting in person is deemed to have accepted any short notice, if applicable, for this meeting.

3.1.2	Voting by proxy

To vote by proxy, please complete and sign the proxy form enclosed. The proxy form can be sent by email at

headoffice@aaa.com.mu or delivered in person to:

AAA Global Services Ltd, 1st Floor, The Exchange, 18 Cybercity, Ebene, Mauritius.

The proxy form must be received by the Company Secretary not later than 03:00 pm (India local time) on September 25, 2019.

Your proxy form is enclosed as a separate document.

Please note that:

(a)	A shareholder may exercise the right to vote either by being present in person or by proxy.
(b)	A proxy for a shareholder may attend and be heard at the meeting of shareholders as if the proxy was the shareholder.
(c)

A proxy shall be appointed by notice in writing signed by the shareholder or by his attorney as duly authorized in writing or, in case of a corporate shareholder, either under its seal or under the hand of an officer, attorney or other person authorized to sign on behalf of the corporate shareholder. The notice shall state whether the appointment is for a particular meeting or a specified term.

(d)	(i) No proxy shall be effective in relation to a meeting unless a copy of the notice of appointment is produced before the start of the meeting.

(ii) Any power of attorney or other authority under which the proxy is signed or notarized certified copy shall also be produced.

(iii) A proxy form shall be sent with each notice calling a meeting of the Company.

(e)

A body corporate which is a shareholder may appoint a representative to attend a meeting of shareholders on its behalf in the same manner as that in which it could appoint a proxy. The body corporate will be required to use the proxy form for this purpose. The terms “corporate representative” and “proxy” are being used interchangeably in this document.

(f)	Any shareholder who has appointed a proxy for the meeting prior to the set deadline is deemed to have accepted any short notice, if applicable, for this meeting.
3.1.3	Voting by Internet

To vote by Internet, please go to the secure website www.investorvote.com/AZRE or scan the QR code on the proxy card, and follow the steps outlined on the website.

4.	CHAIRMAN’S VOTING INTENTIONS

If the Chairman of the Annual Meeting is appointed as proxy or may be appointed by default, and the shareholder does not direct the proxy how to vote in respect of any resolution, the Chairman intends to vote in favor of all the resolutions.

5.	EXPLANATORY STATEMENT

The accompanying Explanatory Statement forms part of this Notice of Annual Meeting and should be read in conjunction with it.

DATED: August 27, 2019

BY ORDER OF THE BOARD OF DIRECTORS OF AZURE POWER GLOBAL LIMITED

AAA GLOBAL SERVICES LTD

[COMPANY SECRETARY]

FOR AND ON BEHALF OF THE BOARD OF DIRECTORS OF AZURE POWER GLOBAL LIMITED

EXPLANATORY STATEMENT TO SHAREHOLDERS

AZURE POWER GLOBAL LIMITED

COMPANY NO: 127946 C1/GBL

EXPLANATORY STATEMENT

This Explanatory Statement has been prepared for the information of the shareholders of the Company in connection with the business to be conducted at the Annual Meeting to be held at 3rd Floor, Asset 301-304, WorldMark 3, Aerocity, New Delhi 110037, Republic of India, at 03:00 PM (India Standard Time) on September 27, 2019.

The purpose of this Explanatory Statement is to provide information which the Directors believe to be material to shareholders in deciding whether or not to pass the resolutions in the Notice of Annual Meeting.

1. ORDINARY BUSINESS

1.	ANNUAL REPORT OF AZURE POWER GLOBAL LIMITED FOR THE YEAR ENDED MARCH 31, 2019

The Directors have pleasure in submitting Annual Report of Azure Power Global Limited (the ‘’Company’’) on the business and operations along with the audited financial statements for the year ended on March 31, 2019.

The Company was incorporated on January 30, 2015 and its main activity is investment holding. The Company’s subsidiaries are organized under the laws of India (except for one U.S. subsidiary and two subsidiaries in Mauritius) and are engaged in the development, construction, ownership, operation, maintenance and management of solar power plants and generation of solar energy based on long-term contracts (power purchase agreements or “PPA”) with Indian government energy distribution companies as well as other non-governmental energy distribution companies and commercial customers.

Therefore, the group accounts consist of the Company and its subsidiaries.

The Company’s financial performance as on March 31, 2019 is summarized as follows:

Particulars	For the year ended on March 31, 2019 (US$ 000’s)	For the year ended on March 31, 2019 (US$ 000’s)
	Consolidated	Standalone
Revenue from operations	142,026	—
Total revenue	142,026	—
Total expenses	137,859	(1,767)
Profit/(loss) before tax	4,167	(1,767)
Less: Income Tax expense	(2,186)	-
Profit/(loss) after tax and before minority interest	1,981	(1,767)
Profit attributable to minority interest	860	—
Net profit/(loss) attributable to APGL equity shareholders	1,121	(1,767)

The full Annual Report is included as Annex 1 herein.

2.	RECOMMENDING THE RE-APPOINTMENT OF ERNST & YOUNG AS THE AUDITOR TILL THE CONCLUSION OF THE ANNUAL MEETING OF 2020

The Directors would like your approval concerning the re-appointment of Ernst & Young as the auditor of Azure Power Global Limited until the conclusion of the Annual Meeting 2020.

By mail:	All Correspondence to: AAA Global Services Ltd 1st Floor, The Exchange, 18 Cybercity Ebene, Mauritius
By fax:	+230 454 3202
By phone:	+230 454 3200

YOUR VOTE IS IMPORTANT

TO VOTE BY COMPLETING THE PROXY FORM

STEP 1 APPOINTMENT OF PROXY

Indicate who you want to appoint as your proxy or corporate representative. If you wish to appoint someone other than the Chair of the Annual Meeting as your proxy please write the full name of that individual. If you leave the section blank, or your named proxy does not attend the meeting, the Chair of the Annual Meeting will be your proxy. A proxy need not be a shareholder of the company.

STEP 2 VOTING DIRECTIONS TO YOUR PROXY

To direct your proxy how to vote, mark one of the boxes opposite each item of business. All your shares will be voted in accordance with such direction. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item for all your securities your vote on that item will be invalid.

STEP 3 SIGN THE FORM

The form must be signed as follows:

Individual: This form must be signed by the security holder.

Joint Holding: where the holding is in more than one name, all the security holders should sign.

Power of Attorney: to sign under a Power of Attorney, attach a certified copy of the Power of Attorney to this form when you return it.

Companies: this form must be signed jointly with either another Director or a Company Secretary. Where the Company has a Sole Director who is also the Sole Company Secretary, this form should be signed by that person. Please indicate the office held by signing in the appropriate place.

STEP 4 LODGEMENT

Proxy forms (and any Power of Attorney under which it is signed) must be received no later than 03:00 P.M. (India local time) on September 25, 2019.

Any proxy form received after that time will not be valid for the scheduled meeting.

Proxy forms may be lodged by sending the form to :

By email headoffice@aaa.com.mu

By mail   AAA Global Services Ltd

1st Floor, The Exchange, 18

Cybercity, Ebene, Mauritius

In person Mr. Warren Bignoux

Attending the Annual Meeting

If you wish to attend the meeting, please bring this form along with an identification document with you to assist registration.

PROXY FORM

STEP 1 APPOINT A PROXY

I/We………………………………………. of ………………………………………. being shareholders of the above named company hereby appoint ………………………………………. or failing him/her ………………………………………. of ………………………………………. or failing him/her the Chairman of the meeting as my/our Proxy to vote for me/us at the meeting of the company to be held on September 27, 2019 at 03:00 pm (India local time) and at any adjournment of the meeting.

Signed this………………………………………. day of ……………………………………….

STEP 2 VOTING DIRECTIONS * If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands

		For	Against	Abstain*
Resolution 1.1.1	Adoption of Annual Report for the year ended March 31, 2019 and approval of directors’ report and auditor’s report

Resolution 1.2.1	Re-election of Ernst & Young as auditor of the Company up to the next Annual Meeting
Resolution 1.3.1	Re-election of Mr. Sanjeev Aggarwal as a director on the Company’s Board of Directors

Resolution 1.4.1	Re-election of Mr. Rajendra Prasad Singh as a director on the Company’s Board of Directors

Resolution 1.5.1	Re-election of Mr. Harkanwal Singh Wadhwa as a director on the Company’s Board of Directors

STEP 3 SIGNATURE OF SHAREHOLDERS This form must be signed to enable your directions to be implemented.

Signature Shareholder	If joint holding, shareholder 2	If joint holding, shareholder 3

Contact Name………………………… Capacity……………………… On behalf of	Contact Daytime Telephone………………………	Date………………………